April 16, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated April 15, 2002, (Agreement on the Stable Supply of Slabs with China Steel Corp. Taiwan)

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations &
Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dlw 4/22

April 15, 2002
Sumitomo Metal Industries, Ltd.

Agreement on the Stable Supply of Slabs with China Steel Corp. Taiwan

Sumitomo Metal Industries, Ltd. has made an agreement with China Steel Corp. (Chairman: Y. T. Kuo) for the stable supply of slabs to their plant.

Since the technical exchange in iron-making and steel-making began last year, Sumitomo Metal Industries, Ltd. has been building a relationship of close mutual cooperation with CSC. Sumitomo Metal Industries, Ltd. constructed a new steelmaking plant at its Wakayama Steel Works in 1999, and through exchanges with CSC, they highly valued the advanced technology and stable operation in our plant. Consequently, CSC has asked Sumitomo Metal Industries, Ltd. for a stable supply of slabs.

We have accepted their request, considering that this agreement will be of benefit to the structural reforms being promoted for flat product manufacturing at our Wakayama Steel Works.

Outline of the Agreement on Slab Supply
1. Period: One year from July 2002 to June 2003
2. Volume:Maximum estimation of 600,000 tons per annum
   (i.e. Maximum estimation of 150,000 tons every quarter)
3. Meeting style: Meetings shall be held every quarter to discuss the quantity, price and other conditions in the same manner as for traditional export business

CSC owns Yieh Loong Enterprise Co., Ltd. (Chairman: I. S. Lin), a producer of hot rolled coils without upstream process within the CSC group in Taiwan, and our slabs will be used at Yieh Loong Enterprise.

Reference
Outline of China Steel Corporation

1. Year of establishment:	1971
2. Head office:	Kaohsiung, Taiwan
3. Chairman:	Y. T. Kuo
4. Crude steel production:	approx. 11 million tons
5. Revenue:	approx. NT$ 85 billion (approx. ¥ 320 billion)
6. Employees:	approx. 9,000
7. Main products:	plates, hot rolled sheets/coil, cold rolled sheets/coil, galvanized sheets/coil, bars, and wire rods

Reference
Outline of Yieh Loong Enterprise Co., Ltd.

1. Year of establishment:	1983
2. Head office:	Kaohsiung, Taiwan
3. Chairman:	K. H. Lin
4. Steel volume sold:	approx. 2 million tons
5. Revenue:	approx. NT$ 17 billion (approx. ¥ 70 billion)
6. Employees:	approx. 1,000
7. Main products:	hot rolled sheets/coil, cold rolled sheets/coil, welded tubes and pipes